Exhibit 12

NEENAH PAPER, INC. AND SUBSIDIARIES

STATEMENT REGARDING THE COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratio of earnings to fixed charges)

	Year Ended December 31,
	2006		2005		2004		2003		2002
Income from continuing operations before taxes	$151.9		$35.2		$84.4		$76.5		$102.7
Plus fixed charges	20.1		18.9		1.7		0.2		0.3
Numerator	$172.0		$54.1		$86.1		$76.7		$103.0

Interest expense (including amortization of debt issuance costs)	$19.4		$18.5		$1.4		$—		$—
Interest portion of rent expense	0.7		0.4		0.3		0.2		0.3
Fixed charges	$20.1		$18.9		$1.7		$0.2		$0.3

Ratio of earnings to fixed charges	8.6	x	2.9	x	50.6	x	383.5	x	343.3	x